SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   **ANGLOGOLD ASHANTI TO RETAIN INTERESTS IN MORILA GOLD MINE, MALI**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

15 May 2008

AGA 13.08

ANGLOGOLD ASHANTI TO RETAIN INTERESTS IN MORILA GOLD MINE, MALI

AngloGold Ashanti has terminated the process related to its proposed sale of its interests in Morila Limited. This is due to the fact that no proposals were received which met the company's value criteria for such a sale.

This means that AngloGold Ashanti will remain a joint venture partner in Morila Limited, together with Randgold Resources Limited and consequently, through Morila Limited, a joint venture partner together with the Government of Mali in Morila SA. Randgold Resources will continue as the operator of Morila Gold Mine.

AngloGold Ashanti looks forward to working together with Randgold Resources and the Government of Mali, to further the success of the Morila Gold Mine.

ENDS

Queries

South Africa	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 15, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary